Exhibit 99.103


CONFIDENTIAL

SINTONIA S.A.
PLACE D'ARMES, 1
L-1136 - LUXEMBOURG
TO THE KIND ATTENTION OF THE BOARD OF DIRECTORS

                                                        MILAN, DECEMBER 22, 2009

VIA HAND DELIVERY
-----------------

DEAR SIRS,

WE MAKE REFERENCE TO YOUR PROPOSAL, THAT HEREINUNDER WE REPRODUCE AND SIGN AS AN INDICATION OF OUR FULL AND UNCONDITIONAL ACCEPTANCE:

"CONFIDENTIAL

Telco S.p.A.
Via Filodrammatici, 3
20121 Milano
to the kind attention of the Chairman of the Board of Directors


                                                   Luxembourg, December 22, 2009

VIA HAND DELIVERY
-----------------

Dear Sirs,

         We make reference to our recent negotiations and we propose to you to sign the following Agreement:


                                    AGREEMENT

                       FOR THE SALE AND PURCHASE OF SHARES

                                  MADE BETWEEN


TELCO S.p.A., a company with registered office in Milan, at Via Filodrammatici 3, VAT No. 05277610969, represented herein by its legal representative, dr. Aldo Minucci, (the "SELLER" or "TELCO");

                                                           - OF THE FIRST PART -

                                       AND


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SINTONIA S.A., a company with registered office in Luxembourg,  at Place d'Armes
1, L-1136 Luxembourg , VAT No. LU 21780724, represented herein by its special attorney, ing. Valerio Bellamoli, (the "PURCHASER" or "SINTONIA");

                                                          - OF THE SECOND PART -

(herein, Telco and Sintonia are together the "PARTIES" and each a "PARTY")

                                     WHEREAS


A. Telco holds 3,278,702,623 ordinary shares of Telecom Italia S.p.A., a company with registered office in Milan, at Piazza Affari 2 ("TELECOM ITALIA"), equivalent to approximately 24.5 per cent. of the ordinary share capital of Telecom Italia;

B. On 28 October 2009, Sintonia indicated that it did not wish to renew the shareholders' agreement in place among the other shareholders of Telco, which had been entered into on 28 April 2007 and expires on 28 April 2010 (the "SHAREHOLDERS' AGREEMENT") and, in exercise of its right to request the non-proportional de-merger of Telco under article 11 of the Shareholders' Agreement, (the "DE-MERGER") - gave notice that it intended to cease to be a shareholder of Telco, and proposed, as an alternative to the De-Merger, a transaction under which: (a) the Telecom Italia shares that are held by Telco and relate to Sintonia's percentage would be purchased for cash, at their book value (Euro 2.20 per Telecom Italia share); and (b) its participation in the share capital of Telco would be sold to Telco for cash at the corresponding net asset value resulting from the Telco's balance sheet of as at October 31, 2009, approved by the Board of Directors of Telco as at November 26, 2009, (the "VALUATION BALANCE SHEET");

C. Telco and its shareholders said that they were willing to take into consideration and reach agreement with Sintonia over technical forms different from the De-Merger, but equivalent thereto provided they did not burden Telco and its shareholders with additional charges or liabilities, with the common objective of completing Sintonia's sale of its shareholding in Telco as rapidly as was technically possible;

D. Upon conclusion of the enquiries that were made, the alternative to the De-Merger described in recital B was approved by the Boards of Directors of Telco and Sintonia in their meetings of 26 November 2009 and 18 November 2009, respectively;

E. Sintonia will cease to be a shareholder of Telco through the following transactions, which are linked and form an indivisible whole, and will take place on the same date as part of a single event: (I) the sale for cash by Telco to Sintonia (the "TELECOM ITALIA SHARE SALE"), of 275,115,716 ordinary shares of Telecom Italia (the "TELECOM ITALIA SHARES"), equivalent to 2.06 per cent. of the ordinary share capital of Telecom Italia, at a price of Euro 2.20 per share, and thus for an aggregate price of Euro 605,254,575.20; (II) the sale for cash by Sintonia to Telco (the "TELCO SHARE SALE", and together with the Telecom Italia Share Sale, the "SALES"), of 162,752,995 Class A shares of Telco (the "TELCO SHARES"), constituting the whole of Sintonia's participation in Telco's share capital (equivalent to 8.39 per cent. of Telco), at a price of around Euro 1.80 per share, and thus for an aggregate price of Euro 293461160.95, calculated on the basis of the net asset value of Telco on the basis of the balance sheet indicated in article 2.3 below; (III) the cancellation by Telco of the Telco Shares pursuant to and for the purposes of article 2357-BIS, first paragraph, part
     (1), of the Civil Code,  with a  corresponding  voluntary



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     reduction of the share capital subject to discharge of the  requirements of article 2445 of the Civil Code; and

F. In order to document the Sales, the Parties wish to enter into this agreement (the "AGREEMENT");

THE PARTIES HEREBY AGREE as follows;

         1        RECITALS AND SCHEDULES DEFINITIONS


1.1 The recitals and schedules hereto form an integral and substantial part of this Agreement.

1.2 Terms and expressions used in this Agreement with an initial capital letter shall have the following meanings:

         2        THE SALES

2.1 Upon the terms and conditions of this Agreement, as at the date hereof Telco shall sell to Sintonia, and Sintonia shall accept and purchase, the Telecom Italia Shares, being more precisely 275,115,716 (two hundred and seventy-five million, one hundred and fifteen thousand, and seven hundred and sixteen) ordinary shares of Telecom Italia of nominal value Euro 0.55 (zero point fifty-five Euros) each and to which dividends accrue as normal, representing approximately 2.06 per cent. of Telecom Italia's ordinary share capital, for a price of Euro 2.20 (two point two zero Euros) for each ordinary share of Telecom Italia (the "PRICE PER TELECOM ITALIA SHARE"), multiplied by the number of Telecom Italia Shares, and thus in aggregate Euro 605,254,575.20 (six hundred and five million, two hundred and fifty-four thousand, five hundred and seventy-five Euros and twenty cents, the "TELECOM ITALIA AGGREGATE PRICE").

2.2 The Telecom Italia Share Sale described in Article 2.1 above shall take place outside the regulated market through an authorised intermediary to conduct such transactions, which has been instructed under the terms set forth in Schedule A.

2.3 Upon the terms and conditions of this Agreement, as at the date hereof Sintonia shall sell to Telco, and Telco shall accept and purchase, the Telco Shares, being more precisely 162,752,995 (one hundred and sixty-two million, seven hundred and fifty-two thousand, and nine hundred and ninety-five) Class A shares of Telco, for which the nominal value is not indicated and to which dividends accrue as normal, representing approximately 8.39 per cent. of Telco's ordinary share capital, for a price of Euro 1.80 (one Euro and eighty cents) for each ordinary share of Telco (the "PRICE PER TELCO SHARE"), multiplied by the number of Telco Shares, and thus in aggregate Euro 293,461,160.95 (two hundred and ninety three million, four hundred and sixty one thousand, one hundred and sixty Euros and ninety five cents, the "TELCO AGGREGATE PRICE"). The Parties mutually acknowledge that the Price per Telco share and hence the Telco Aggregate Price has been determined on the basis of the Telco net asset value resulting from the Telco balance sheet as at 15 December 2009 (the "CLOSING BALANCE SHEET"), prepared on the basis of the same criteria used for the Valuation Balance Sheet.

2.4 Since Telco and Sintonia shall, by completing this Agreement, have obligations to one another that fall within article 1241 ET SEQ. of the Civil Code, the two liabilities shall be set off against another up to their full amount, and accordingly pursuant to the terms of this
         Agreement, the only payment in cash that shall be made in order to complete the Sales shall be that by Sintonia to Telco in the amount of the difference between the Telecom Italia Aggregate Price and the Telco Aggregate Price and accordingly an aggregate amount of Euro 311,793,414.25 (three hundred and eleven million, seven hundred and ninety three thousand, four hundred and fourteen Euros and twenty five cents) Euros (the "CASH BALANCE").

2.5 The Parties acknowledge and agree that the Cash Balance shall be paid, together and at once with the transfer of the shares object of the Sales, by means of cash transfer on the current account n. IT 68 X 03069 12711 000010359843 registered in the name of Mediobanca S.p.A. (swift code BAMEITMMXXX) in its quality of BANCA AGENTE, open at Intesa Sanpaolo S.p.A. - filiale di Parma (swift code BCITITMMXXX) (the "CURRENT ACCOUNT"). For this purpose Telco delegates Sintonia, pursuant to article 1268, 1(degree) comma, of the Civil Code, to pay the Cash Balance in favour of Mediobanca S.p.A. and Intesa Sanpaolo according to the modalities indicated above, which, in their turn, are creditors of Telco. Also pursuant to article 1271 of the Civil Code, Sintonia renounces to oppose to Mediobanca S.p.A. and to Intesa Sanpaolo S.p.A. each and every exception relating to its relationship with the same Mediobanca S.p.A. and Intesa Sanpaolo S.p.A., it being understood and agreed among the Parties that Telco shall be released to its obligation to pay the Cash Balance only once the Cash Balance is credited in the Current Account.

2.6      The Parties acknowledge and agree that the Sales under Articles 2.1 and
         2.3 above are parts of a single, unified transaction and accordingly they are indivisibly connected, with the consequence that neither of the aforementioned sales may be deemed effective until such time as the obligations in relation to both sales have been completed and performed in full, and the alienation thereunder has taken full effect.


         3        MISCELLANEOUS

3.1 The expenses related to the transfer of the Telecom Italia Shares, and any tax connected or related to the transfer of the Telecom Italia Shares, or the completion of this Agreement, shall be borne 50 per cent. by each of the Parties, with the exception of their respective legal expenses, which are and shall remain payable solely by the relevant Party.

3.2 Any tolerance by one of the Parties of a breach by the other Party of one or more provisions of the Agreement shall not constitute and may not be interpreted as a waiver by the relevant Party of the rights it holds in consequence of such breach. Any such tolerance may be effective only where set forth in a written document duly executed by the relevant Party and in relation only to the rights to which such Party is entitled.

3.3 The Parties expressly acknowledge that the terms of this Agreement constitutes an aleatory agreement within the meaning of article 1469 of the Civil Code, and consequently they hereby waive any rights to bring:
         (a) the general action for termination for undue influence, pursuant to article 1448 of the Civil Code; (b) the application for termination by reason of an excessive onerousness, pursuant to article 1467 of the Civil Code; and (c) the application for reduction of these terms, pursuant to article 1468 of the Civil Code.

3.4 Telco represents and warrants to Sintonia, to the extent relevant, that: (a) it has the Telecom Italia Shares at its full and unencumbered disposal, and it is able to dispose of the same, having obtained all approvals from relevant corporate bodies; and (b) it has sole title to the Telecom Italia Shares, and they are free of pledges, usufructs, charges, restrictions, encumbrances, security or other third-party rights.

3.5 Sintonia represents and warrants to Telco, to the extent relevant: (a) it has the Telco Shares at its full and unencumbered disposal, and it is able to dispose of the same, having obtained all approvals from relevant corporate bodies; and (b) it has sole title to the Telco Shares, and they are free of pledges, usufructs, charges, restrictions, encumbrances, security or other third-party rights.

3.6 The Parties mutually acknowledge and agree that every existing liability (with the exception of those already included on the Closing Balance Sheet, which have thus been taken into consideration in the determination of the Telco Aggregate Price) and also every potential liability in respect of Telco (including, by way of illustration but without limitation, liabilities which could arise from the administrative procedures and the litigation in progress in Argentina in relation to the acquisition by Telco of its participation in Telecom Italia through the acquisition of the complete share capital of Olimpia S.p.A.) that is related to the period prior to the execution of this Agreement, shall be sustained by Sintonia and by Telco, respectively, in the same proportion in which such companies would have sustained the foregoing if Sintonia had been the beneficiary of the Telecom Italia Shares Subject to Disposal via the De-Merger transaction and hence the provision envisaged under article 2506 and following articles of the Italian Civil Code would have been applicable. Therefore, each Party shall stand surety for and hold the other Party harmless in relation to the liabilities to which the latter may be subject and which instead maybe referable to the former, pursuant to the provisions envisaged under this article 3.6. Telco shall: (i) maintain Sintonia promptly informed in relation to any administrative and/or litigation proceedings, domestic or international, already pending or that may be commenced against it, in relation to events related to the period prior to the execution of this Agreement, as well as to the subsequent course of those administrative and/or litigation proceedings, including by direct access to the counsel appointed by Telco, and by means of granting an attendee appointed by Sintonia with the right of participation in the Board of Directors' meetings of Telco during which such proceedings will be discussed; and (ii) in good faith evaluate any reasonable indications from Sintonia in relation to the conduct of such proceedings.

         4        NOTICES

4.1 Any notice to be sent to the Parties shall be sent by recorded delivery (with advice of delivery), with an advance copy by fax, to the following addresses:

         (a)  where to Telco, to:
              Telco S.p.A.
              Via Filodrammatici, 3
              20121 Milan
              Attention: Chair Aldo Minucci
              Fax No. +39 028829838

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         (b)  where to Sintonia, to:
              Sintonia S.A.
              Place d'Armes, 1
              L-1136 - Luxembourg
              c.a. Ing. Valerio Bellamoli
              Fax n.: +352 26266221

4.2 Each of the Parties may use the means indicated above to give notice of changes to their address, or any other details. The Parties hereby agree that the addresses provided above, or such other addresses as they may notify in the future, shall also be the Parties' addresses for service for all purposes regarding this Agreement, including for any service of court documents.

4.3 Any amendment to this Agreement shall be made under a written document signed by the Parties, or by their respective successors or assigns. In the absence of such a written document, no amendment shall take effect.

4.4 This Agreement shall be binding between the Parties and their respective successors and assigns, on any basis and on any ground. Subject always to the above, this Agreement shall not be capable of assignment by either of the Parties, except as the Parties may agree in writing.

GOVERNING LAW - ARBITRATION

5.1      This Agreement shall be made subject to and governed by Italian law.

5.2. Any dispute regarding the interpretation, performance or termination of this Agreement shall be exclusively for the jurisdiction of the Courts of Milan.

SCHEDULES:
A: Irrevocable instructions as to the transfer of shares

                                    * * * * *

If you agree with the above proposal, please reproduce the text of this Agreement and send us a copy duly initialed in each page and signed as an indication of your full and unconditional acceptance of this Agreement.

Sintonia S.A.

________________"
                                    * * * * *

As an indication of our full and unconditional acceptance of this Agreement

Telco S.p.A.

____________________________